Actuarial Opinion and Consent

This opinion is furnished in connection with the registration of the individual flexible premium variable universal life policy of the Carillon Life Account of The Union Central Life Insurance
Company, file number 94858.

I am familiar with the terms of the Registration Statement and the accompanying exhibits.  The prospectus included in the
Registration Statement describes the policy issued by Union
Central.   In my professional opinion:

          1. The sales load of the policy, as defined in Rule 6e-3(T), does not exceed 9% of the sum of the guideline annual premiums that would be paid during the period equal to the lesser of 20 years or the life expectancy based on the 1980 CSO mortality table used as the guaranteed mortality basis of the policy. During the first two policy years, the sales load does not exceed the sum of: a) 30% of premium payments up to one guideline annual premium, plus b) 10% of each payment made in excess of one guideline annual premium but less than or equal to two guideline annual premiums plus c) 9% of each payment made
in excess of two guideline annual premiums.   The proportionate
amount of the sales load deducted from any payment does not exceed the proportionate amount deducted from any prior payment.
          2. The illustrations of accumulated premium, death benefits, account values, and cash surrender values that appear in the prospectus are consistent with the provisions of the policy, and are based on the assumptions stated in the accompanying text.
          3. The illustrations show values on both a current basis and a guaranteed basis. The current basis uses the charges that are currently assessed by the company. The guaranteed basis uses the maximum charges that could be assessed at any future date during the lifetime of a policy.
          4. The specific ages, sex, rate class, and the premium amounts used in these illustrations have not been selected so as to make the relationship between premiums and benefits look more favorable in these specific instances than it would for prospective male or female purchasers at other ages or paying other premium amounts. Generally, the rates are lower for the preferred rate class than the standard non-tobacco rate class, and the rates are lower for the standard non-tobacco rate class than the standard tobacco rate class.

I hereby consent to the use of this opinion as an Exhibit to the registration, and to the reference to my name as an "Expert" in the prospectus.
                              /s/ Kristal E. Hambrick,
                             _____________________________
                             Kristal E. Hambrick, MAAA, FSA,
                             Vice President and  Actuary,
                             The Union Central Life Insurance
                             Company,
                             April 27, 1998